SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8.)*

CONTINUCARE CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

212172100

(Cusip Number)

Richard C. Pfenniger, Jr., 4400 Biscayne Boulevard, Miami, FL 33137 (305) 575-6510

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following page(s))

CUSIP No. 212172100			13D	Page 2

1.	Name of Reporting Person: PHILLIP FROST, M.D.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 300,000

		8.	Shared Voting Power: 21,719,450

		9.	Sole Dispositive Power: 300,000

		10.	Shared Dispositive Power: 21,719,450

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,019,450

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.76%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 212172100			13D	Page 3

1.	Name of Reporting Person: FROST GAMMA INVESTMENTS TRUST		I.R.S. Identification Nos. of above persons (entities only): #46-0464745

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: FLORIDA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 20,922,288

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 20,922,288

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,922,288

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.37%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 212172100			13D	Page 4

1.	Name of Reporting Person: FROST-NEVADA INVESTMENTS TRUST		I.R.S. Identification Nos. of above persons (entities only): #59-2749083

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: FLORIDA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 797,162

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 797,162

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 797,162

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.85%

14.	Type of Reporting Person (See Instructions): OO

Item 1. Security and Issuer.

     This is Amendment No. 8 to the original Schedule 13D previously filed by Phillip Frost, M.D. (“Dr. Frost”), Frost-Nevada, Limited Partnership (the “Partnership”), and Frost-Nevada Corporation (the “Corporation”) is filed by Phillip Frost, M.D., Frost Gamma Investments Trust (the “GammaTrust”) and Frost-Nevada Investments Trust (the “Nevada Trust”) (collectively, the “Reporting Persons”), with respect to Common Stock, $.0001 par value (the “Shares”) of Continucare Corporation (f/k/a Zanart Entertainment Incorporated) (the “Issuer”). The principal executive officers of the Issuer are located at 80 Southwest 8th Street, Suite 2350, Miami, Florida, 33131. Information regarding each of the Reporting Persons is set forth below.

Item 2. Identity and Background.

     Item 2 is amended and restated in its entirety as follows:

     Dr. Frost’s present principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation, a Florida corporation, which through its subsidiaries is engaged primarily in the research, development, manufacturing, marketing and distribution of health care products. Dr. Frost’s principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

     The Gamma Trust and the Nevada Trust are trusts organized under the laws of the State of Florida. The trusts’ principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137

     To the best knowledge of each of the Reporting Persons, neither such Reporting Person has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during last five years. Dr. Frost is a citizen of the United States.

Item 5. Interest in Securities of the Issuer.

     Item 5 is amended in its entirety and restated as follows:

	Amount of Shares		Percentage
Name	Beneficially Owned		Class*

Phillip Frost, M.D.	22,019,450		50.76%

Frost Gamma Investments Trust	20,922,288	**	49.37%

Frost-Nevada Investments Trust	797,162	***	1.85%

*	Based on 42,379,001 Shares outstanding on March 31, 2003, as confirmed by Issuer, of which includes 1,500,000 shares reported in this Form 13D amendment, assumes conversion of the $ 797,162 convertible promissory note held by the Nevada Trust convertible into 797,162 shares and assumes the conversion by Dr. Frost of stock options to purchase 200,000 Shares exercisable in the next sixty days.

**	These Shares, previously held by Dr. Frost and the Partnership, are now held by the Gamma Trust, of which Dr. Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary.

***	These Shares, previously held by Dr. Frost and the Partnership, are now held by the Nevada Trust, of which Dr. Frost is the sole trustee and the Partnership is the sole and exclusive beneficiary.

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     None of the Reporting Persons has engaged in any transaction involving Shares of the Issuer during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is amended and supplemented as follows:

     On March 31, 2002, the Issuer issued 1,500,000 shares of Common Stock to Dr. Frost as consideration for his personal guarantee of the Issuer’s $3,000,000 credit facility.

     Except as described herein, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement.

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SIGNATURES

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

/s/ Phillip Frost, M.D.

Date: April 22, 2003	Phillip Frost, M.D.

FROST-NEVADA INVESTMENTS TRUST

/s/ Phillip Frost, M.D.

Date: April 22, 2003	Phillip Frost, M.D. Trustee

FROST GAMMA INVESTMENTS TRUST

/s/ Phillip Frost, M.D.

Date: April 22, 2003	Phillip Frost, M.D. Trustee

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